PRESS RELEASE

New Gold Announces Third Quarter Results and Revised New Afton Development Schedule

(All figures are in US dollars unless otherwise stated)

November 12, 2008 – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and AMEX – NGD) today announced the financial and operational results for the quarter ending September 30, 2008 and the revised New Afton project development schedule.

Q3 2008 Highlights

  Gold sales increased by 7% to 67,156 ounces over the prior quarter

  Total cash cost reduced by 8% to $566 per ounce (net of by-product credits) over the prior quarter

  Adjusted net earnings (1) of $8.0 million or $0.04 per share, before write down of the Company’s investment in Amapari. Net loss was $148.9 million including the $156.9 million Amapari impairment

  Foreign exchange gains of $15.5 million

  Cash and cash equivalents of $251.1 million

  Decision to slow development of the New Afton Project

Revised New Afton Development Schedule

Due to the volatility and uncertainty of today’s capital markets and New Gold’s current cash position coupled with the funding requirements for the fast track construction of the New Afton project, New Gold has made the decision to slow development of the project.

Under the revised development plan, surface construction will be shut down in an orderly fashion over the coming weeks while development of the underground workings will continue at a reduced rate to gain access to the bottom of the ore body. The revised schedule projects a cash requirement of approximately $83.0 million in 2009, as compared to the previous fast track schedule which had a cash requirement of $320.0 million for the coming year. Under the original fast track schedule, operations were to commence in late 2009, ramping up to achieve full production in the second quarter of 2011. With the revised plan, surface construction would resume at the end of 2010 with anticipated full production in the second half of 2012.

"I am most conscious of the impacts that the decision to slow the development of the New Afton project will have on our shareholders, employees and the communities adjacent to the project," said Robert Gallagher, President and Chief Executive Officer. "In the current atmosphere of uncertain financial markets, coupled with the severe cost pressures in the construction industry, this is the right action to take to ensure completion of the project in the shortest time frame while maximizing value to our stakeholders. We have identified potential cost reductions in the revised development plan. At today’s commodity prices, New Afton will be a strong cash producer. New Gold is making progress in putting in place the required funding that would enable us to complete development of the project."

1/4

Amapari Write Down

New Gold has reviewed the carrying value of its investment in Amapari and has concluded that there has been an impairment. The evaluation of results from the 2007/2008 drill program has not added significant amounts of oxides that would be economical to process in the existing heap leach circuit. Remaining heap leachable material will be exhausted in the fourth quarter of 2009. Production beyond 2009 is subject to ongoing studies on the feasibility of mining and processing the sulphide resources underlying and surrounding the oxide pits. As a result of the limited mine life for the oxides and unproven economic viability of the identified sulphide resources, management has written down its investment in Amapari by $156.9 million, net of tax recoveries, to a value of $10.6 million.

Third Quarter Financial Review

Consolidated revenue for the third quarter 2008 was $63.4 million with a realized gold price of $870 per ounce. Gold sales in the third quarter were 67,156 ounces, consistent with previous guidance. Cash cost was $566 per ounce, net of by-product sales for the third quarter, which is above forecast due to higher operating costs at Amapari, lower copper concentrate sales at Peak Mines and the impact of falling copper price on copper revenues not yet received.

Consolidated net earnings for the third quarter 2008, before the impairment charge, were $8.0 million, which includes a $15.5 million gain on foreign exchange. Foreign exchange gains arise mainly from Canadian dollar denominated monetary items and the revaluation of foreign future income tax liabilities.

Third Quarter Operational Review

Cerro San Pedro

Cerro San Pedro achieved good results in the third quarter with gold sales of 26,070 ounces. The increase in production over the second quarter was due to a higher recovery as leach pads approach equilibrium. Total cash cost, net of by-product sales for the third quarter, was $369 per ounce and for the nine month period ending September 30, 2008 was $403 per ounce. Cash cost was lower in the third quarter mainly because of the increase in the volume of gold sold, offset by the reduction in the selling price of silver, higher strip ratio and increased consumable costs. Operating cash flow from the mine for the third quarter was $7.0 million. Consistent with previous guidance, gold and silver production during the fourth quarter will be lower than previous quarters as planned mining progresses through a lower grade, higher strip ratio phase.

Amapari Mine

Amapari had gold sales of 16,661 ounces in the third quarter at a realized gold price of $853 per ounce and cash cost of $882 per ounce resulting in negative cash flow from operations of $5.1 million. The full impact of the recently improved operating performance on production and cash cost is expected to be realized in the fourth quarter due to delayed recoveries associated with heap leaching. Recoverable ounces placed on the leach pads increased 44 percent from 16,400 in the second quarter to 23,600 in the third quarter. Higher mobile equipment availabilities resulted in more tonnes moved and higher grade ore deliveries, while better plant availability increased tonnes placed. Work to improve recovery is showing positive results with completed piles averaging 75 percent in the quarter compared to historic results in the low 60 percent range.

Peak Mines

Peak Mines gold sales in the third quarter totaled 24,425 ounces at a realized gold price of $878 per ounce sold. Gold production returned to planned levels with improvement in ore grade as mining focused on primary stopes. Record mill throughput of 196,633 tonnes reflects consistent underground production and high mill availability. Total cash cost for the quarter was $560 per ounce, net of by-product sales. The higher than forecast cash cost is primarily a result of a negative adjustment of approximately $155 per ounce to copper concentrate accounts receivable, due to decreased copper prices. Operating cash flow from the Peak Mines in the third quarter was $5.0 million which was adversely impacted by the delay in receipt of copper concentrate sales.

2/4

El Morro

New Gold has a 30 percent interest in the El Morro project with joint venture partner and operator Xstrata plc ("Xstrata"). El Morro is a 450 million tonne copper-gold deposit located in north-central Chile. New Gold’s share of the project’s reserves is 2 million ounces of gold and 1.7 billion pounds of copper.(2) Development of the El Morro project is expected to progress to the permitting stage with delivery of the project’s Environmental Impact Statement to the Chilean Authorities in the coming weeks. Permitting is expected to take from 12 to 18 months, after which development activities could proceed. Total capital cost of the project has been estimated at $2.5 billion. New Gold has an agreement with Xstrata whereby Xstrata will finance, at New Gold’s election, 70 percent of New Gold’s 30 percent share of El Morro’s project development costs. New Gold is pleased to see the project progressing towards the permitting stage and views El Morro as an important part of its growth pipeline.

Corporate Outlook

"The third quarter saw improvements in operating performance at Amapari and Peak Mines and we expect to see the full effect of those improvements in the fourth quarter results. At Cerro San Pedro gold production has ramped up continuously to record levels in the third quarter. Consistent with previous guidance, production will be lower in the fourth quarter due to planned mining of lower grade ore. Consolidated total cash cost, net of by-product sales, will be adversely impacted with the recent decrease in copper and silver prices. As a result, New Gold expects to exceed its cash cost guidance for the full year but leaves its anticipated gold production of 250,000 ounces for the year unchanged" said Robert Gallagher, President and Chief Executive Officer.

"In the current uncertain and volatile financial atmosphere, New Gold has made the decision to slow development at the New Afton project to maintain its solid financial position. At the end of the current quarter New Gold has cash and cash equivalents of $251.1 million. New Afton is an important part of New Gold’s internal growth strategy and management is making progress in putting in place the required funding that would enable us to resume full development of the project."

(1)

This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of net earnings presented under GAAP.

(2)

Proven and probable reserves 450,234,000 tonnes; gold grade 0.46 gpt and copper 0.58%; the qualified persons (as defined under NI 43-101) for the mineral reserve estimates are Barton G. Stone, P.G., and Richard J. Lambert, P.E., Pincock, Allen & Holt. See El Morro Feasibility Technical Report, May 9, 2008.

Please click here to view the financial statements

Please click here to download the third quarter report

Conference Call-in Details

New Gold will hold a conference call on Thursday, November 13, 2008 at 10:00 a.m. Pacific time to discuss these results. You may join the call by dialing toll free 1-888-789-9572 or 1-416-695-7806 to access the call from outside Canada or the U.S. You can listen to a recorded playback of the call after the event until December 11, 2008 by dialing 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S. Passcode 3273675.

New Gold is an intermediate gold mining company with three operating assets in Mexico, Brazil and Australia and two development projects in each of Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com.

3/4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information as to New Gold’s future financial or operating performance, may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: anticipated synergies from the business combination may not be realized, there may be difficulties in integrating the operations and personnel of New Gold, Peak Gold Ltd. and Metallica Resources Inc. New Gold is subject to significant capital requirements associated with its expanded operations and portfolio of development projects since completion of the business combination; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks and Uncertainties" included in New Gold’s MD&A filed August 14, 2008 available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CASH COST
"Total cash cost" figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is then divided by ounces sold to arrive at the total cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website:www.newgold.com

4/4